Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS SECOND QUARTER 2020 FINANCIAL RESULTS – Revised*

New reporting segments reflect focus on intelligent edge solutions for the global IoT ecosystem and services business; after the Ecessa acquisition, the Company is seeking new acquisition opportunities in adjacent spaces

Second quarter results affected by COVID-19 shutdown: reports consolidated 2020 second quarter sales from continuing operations of $9.6 million, gross profit of $3.5 million and operating loss of $1.6 million

Balance sheet remains strong with cash, cash equivalents, and investments of $24.8 million and working capital of $34.0 million at June 30, 2020

Minnetonka, MN – August 13, 2020 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global IoT intelligent edge products and services company, today announced financial results for the second quarter (“Q2”) ended June 30, 2020, including a discussion of results of operations by product type.

As we have highlighted in prior press releases and at our 2020 annual shareholder meeting, we are pointing the company toward growth markets with intelligent edge product solutions and services. Internally we are also making organizational changes to align resources and processes with our product and service offerings rather than by legal entity. This will allow us to take advantage of business process synergies across the Company. To this end we are changing our segment reporting from entity-based to product-based moving to Electronics & Software and Services & Support business segments. Initially the Electronics & Software segment will include our Intelligent Edge Solutions (IES) and Traditional products and therefore our Transition Networks and Net2Edge entities. The Software & Services segment will include our JDL Technologies IT managed services company as well as our recently acquired Ecessa Corporation, which markets SD-WAN solutions. In Q3 2020 we will continue our integration of processes and have embarked on a company-wide re-branding project.

CSI’s Chief Executive Officer Roger H.D. Lacey noted, “In Q2 2020 we continued to execute our strategy of focusing on products and services for the rapidly growing IoT ecosystem. This strategy is designed to make services an increasing proportion of revenue that would be recurring, highly predictable and higher margin, along with expanding our client base both by building an ecosystem of strategic partnerships and through acquisitions that can either increase CSI’s technical capabilities or scale market share and geographic reach. Our overall sales performance in Q2 2020 was substantially affected by lower North America sales as the impact of the COVID-19 pandemic moved into the United States. These declines were partially offset by higher international sales in areas where our clients experienced initial recovery from the pandemic, a restart of projects at our large Services & Support education customer and from the continued growth for intelligent network edge products.”

Mr. Lacey continued, “While the long-term impact of the COVID-19 pandemic is unknown, most of our daily operations continue largely uninterrupted thanks to early, proactive steps taken by our human resources & IT departments and senior management team to manage, respond and quickly adjust to this challenging new operating and economic environment. Most of our workforce continues to operate remotely or in an appropriate socially distant environment and the safety of our employees remains our priority. At the end of 2020 Q2, however, in light of the uncertainty due to the effects of the continuing COVID-19 pandemic, we implemented several cost reduction measures that we expect will result in more than $500,000 of savings in the second half of 2020.

“Furthermore, due to our well-capitalized balance sheet, superb technical capabilities, diversified product offerings, large diverse client base, and partnerships, we believe CSI is well positioned to manage through this challenging situation and most importantly take advantage of opportunities that might arise from growing demand for critical infrastructure services and products such as security and surveillance, data protection and intelligent transportation.

“We ended Q2 2020 in a strong financial position, with working capital of $34.0 million, no debt and a cash, cash equivalents, and investments balance of $24.8 million; this strong financial position gives us the flexibility to react to potential challenges related to the COVID-19 pandemic and most importantly execute our mid- and long-term growth strategy. This includes identifying attractive M&A opportunities that could substantially increase CSI’s market share, geographic footprint, and client base or that that offer niche products and services and could be tucked-in to CSI’s existing business segments.

To fund these opportunities and growth initiatives, our board of directors made the decision to discontinue our quarterly dividend. While we are well capitalized and are confident in our ability to serve our customers, we believe it is prudent to maximize our resources and liquidity as we invest in technology innovation and attractive acquisition/merger opportunities. We believe that any such investments would generate significant long-term value for our investors.”

Mr. Lacey concluded, “Our vision is to become a leading supplier of intelligent edge solutions for the global IoT ecosystem by:

●	Developing easy-to-use / easy-to-integrate applications and services for both domestic and international markets/clients and capturing market share.

●	Targeting disruptive solutions that address the growing demand from critical infrastructure initiatives, including security and surveillance, intelligent transportation, smart lighting, and smart cities, based on IoT intelligent edge products and services for governments and public and private corporations around the globe.

●	Creating an organizational structure that achieves world-class productivity with cost-effective parameters driven by continuous improvement of processes and increasingly focused on recurring revenue models.

Presentation

Except as other expressly discussed in this press release, all operating result for 2019 and 2020 only reflect the Company’s continuing operations and exclude the discontinued operations of the Company’s former Suttle business. Operating results for the 2019 periods have been reclassified to reflect the Company’s new segment reporting.

Q2 2020 Summary

(in 000s)	Three Months Ended June 30		Change	Six Months Ended June 30		Change
	2020	2019		2020	2019
Consolidated Sales from Continuing Operations	$9,628	$10,705	($1,077)	$18,791	$21,921	($3,130)
Electronics & Software	8,287	9,936	(1,649)	16,823	19,227	(2,404)
Services & Support	1,525	951	574	2,352	3,160	(808)
Intersegment elimination	(184)	(182)	(2)	(384)	(466)	82

Gross Profit	$3,480	$4,241	($761)	$7,217	$8,867	($1,650)
Electronics & Software	3,095	4,161	(1,066)	6,824	8,088	(1,264)
Services & Support	543	251	292	750	1,120	(370)
Intersegment elimination	(158)	(171)	13	(357)	(341)	(16)

Operating (Loss)	$(1,646)	$(1,129)	($517)	$(2,870)	$(1,950)	($920)
Net (LOSS) Income	$(1,936)	$(2,773)	$837	$(431)	$3,013	($3,444)

●	Q2 2020 consolidated sales from continuing operations of $9.6 million decreased by 10% as compared to Q2 2019 mainly due to lower sales form the Electronic & Software segment, partially offset by higher sales at Services & Support segment due to the restart of education projects and the addition of the SD-WAN product portfolio.

●	Q2 2020 consolidated gross profit decreased by 18% to $3.5 million as compared to the same period of 2019. Gross margin declined to 36.1% in Q2 2020 due to lower margins in Electronics & Software segment driven by certain low-margin Federal sales.

●	Q2 2020 consolidated operating loss from continuing operations of $1.6 million included $394,000 of expense associated with the Ecessa acquisition and $227,000 of expenses originally allocated to Suttle that did not meet the criteria to be included in discontinued operations.

●	Q2 2020 loss from discontinued operations of $569,000 was primarily severance as the transition services agreement winds down.

Q2 2020 Segment Financial Overview by Product Type

Electronics & Software Segment

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Sales	$8,287	$9,936	$16,823	$19,227
Gross profit	3,095	4,161	6,824	8,088
Operating (loss) income	(543)	(139)	(711)	(608)

The Electronics & Software segment sales decreased 17% to $8,287,000 in the second quarter of 2020 compared to $9,936,000 in 2019.

Sales in North America decreased $1,157,000, or 14%, primarily due to a decline in sales to one major telecommunications customer and overall delayed project spending by customers due to impacts of the COVID-19 pandemic. International sales decreased $492,000, or 26%, primarily due to an overall drop in demand for traditional products and delayed project spending by customers due to the economic effects of the COVID-19 pandemic. Sales of Intelligent edge solutions (“IES”1) products increased 10% or $276,000 due to higher sales of security and surveillance products and sales to Federal agencies. Traditional product sales decreased 27% or $1,925,000 due mainly to a decline in media converter and optical device orders from one major telecommunications customer. *Revised2

Gross profit for Q2 2020 decreased to $3,095,000 as compared to $4,161,000 in the same period of 2019. Gross margin decreased to 37.3% in Q2 2020 from 41.9% in Q2 2019 primarily due to a larger sale of media converters at lower margins and overall lower pricing on our optical devices. Selling, general and administrative expenses decreased 15% to $3,638,000, or 43.9% of sales, in the second quarter of 2020 compared to $4,300,000, or 43.3% of sales, in Q2 2019 due to reduced travel, marketing and personnel expenses.

Electronics & Software segment had an operating loss of $543,000 in Q2 2020 compared to an operating loss of $139,000 in the same period of 2019.

1 IES refers to connectivity and power solutions that provide actionable intelligence at the edge of networks through Power over Ethernet (PoE) products, software, and services.

2 Original press release indicated IES product sales increased 2% or $60,000 and Traditional decreased 24% or $1,709,000

Services & Support Segment

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Sales	$1,525	$951	$2,352	$3,160
Gross profit	543	251	750	1,120
Operating (loss) income	60	(80)	(61)	413

The Services & Support segment sales increased 60% to $1,525,000 in Q2 2020 compared to $951,000 in the same period of 2019.

Revenues from the education sector increased $331,000, or 112%, in Q2 2020 as compared to the 2019 second quarter due primarily to the commencement of projects that had been previously delayed due to funding issues. Revenue from sales to small and medium-sized commercial businesses (“SMBs”), which are primarily healthcare and financial clients, increased $240,000 or 51% in Q2 2020 as compared to the same period of 2019 due to new client acquisition in our commercial services division as well as the acquisition of Ecessa during the second quarter. Project and product revenue increased $391,000, or 110%, in Q2 2020 as compared to Q2 2019 due primarily to the increase in the education sector. Services and support revenue increased $183,000 or 31% as compared to the same quarter of the prior year due to new client acquisition within managed services and the Company’s acquisition of Ecessa, which has service and support revenue on its SD-WAN products. Ecessa operations, which were acquired on May 14, 2020, accounted for $263,000 of the Q2 2020 revenue increase.

Gross profit increased 116% to $543,000 in Q2 2020 compared to $251,000 in the same period in 2019. Gross margin increased to 35.6% in Q2 2020 compared to 26.4% in Q2 2019 due to the commencement of projects in the education sector during the second quarter of 2020, while there was limited project revenue in the prior year, causing lower margins. Selling, general and administrative expenses increased 46% in Q2 2020 to $483,000, or 31.7% of sales, compared to $331,000, or 34.8% of sales, in Q2 2019 due to the acquisition of Ecessa and the inclusion of its general and administrative costs that are not included in the prior year.

Services & Support segment reported operating income of $60,000 in Q2 2020 compared to an operating loss of $80,000 in the same period of 2019.

Discontinued Operations – Suttle

On March 11, 2020, the Company announced the sale of the remainder of its Suttle business to Oldcastle Infrastructure in a transaction structured as an asset sale that included inventory, working capital, certain capital equipment, intellectual property, and customer relationships. Gross proceeds of $8.2 million including a working capital adjustment, resulted in an initial gain on the sale of $2.2 million during the quarter ended March 31, 2020 and YTD gain of $2.0 million as of June 30, 2020. In connection with the transaction, the Company has recorded $764,000 of restructuring expenses in 2020, primarily consisting of severance and employee benefits. The Company expects to record additional severance and employee benefit costs in Q3 2020 as it completes its obligations under a transition services agreement with the buyer. The Company retained ownership of three buildings in Hector, Minnesota, with two leased to Oldcastle Infrastructure, and also retained ownership of injection molding equipment, warehouse equipment and tools. The Company plans to sell the remaining assets after the transition services agreement ends in September 2020.

Financial Condition

CSI’s balance sheet at June 30, 2020 included cash, cash equivalents, and investments of $24.8 million, working capital of $34.0 million, and stockholders’ equity of $47.0 million.

Form 10-Q

For further information, please see the Company’s Form 10-Q, which will be filed on or about August 14, 2020.

About Communications Systems

Communications Systems, Inc., an IoT intelligent edge products and services company, provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service. CSI operates two business units: Electronics & Software (primarily Transition Networks and Net2Edge as reported in prior releases) and Services & Support (primarily JDL Technologies and Ecessa Corporation). For more information visit: commsysinc.com.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions or partnerships. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of these risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:
Communications Systems, Inc.	The Equity Group Inc.
Mark D. Fandrich	Lena Cati
Chief Financial Officer	Vice President
952-582-6416	212-836-9611
mark.fandrich@commsysinc.com	lcati@equityny.com

Roger H. D. Lacey	Devin Sullivan
Chief Executive Officer	Senior Vice President
952-996-1674	212-836-9608
dsullivan@equityny.com

Selected Income Statement Data

	Unaudited
	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Sales	$9,627,952	$10,704,467	$18,790,694	$21,920,637
Gross profit	3,480,048	4,240,537	7,217,195	8,866,753
Operating loss from continuing operations	(1,646,205)	(1,129,332)	(2,869,948)	(1,950,711)
Operating loss from continuing operations before income taxes	(1,367,222)	(1,062,184)	(2,180,398)	(1,858,052)
Income tax benefit	(446)	(11,869)	(4,903)	(15,841)
Net loss from continuing operations	(1,366,776)	(1,050,315)	(2,175,495)	(1,842,211)
Net (loss) income from discontinued operations, net of tax	(568,745)	3,823,493	1,744,607	4,855,502
Net (loss) income	$(1,935,521)	$2,773,178	$(430,888)	$3,013,291

Basic net income (loss) per share	$(0.21)	$0.30	$(0.05)	$0.33
Diluted net income (loss) per share	$(0.21)	$0.30	$(0.05)	$0.33
Cash dividends declared per share	$0.02	$0.02	$0.04	$0.04

Average basic shares outstanding	9,350,344	9,316,576	9,307,967	9,246,233
Average dilutive shares outstanding	9,350,344	9,319,106	9,307,967	9,246,233

Selected Balance Sheet Data

	Unaudited
	June 30, 2020	Dec. 31, 2019
Total assets	$57,350,863	$59,150,712
Cash, cash equivalents & investments	24,773,970	24,057,160
Working capital	33,990,697	38,051,766
Property, plant and equipment, net	7,903,542	8,238,089
Long-term liabilities	505,548	408,386
Stockholders’ equity	46,964,179	47,392,282